Exhibit 16.1

January 31, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of U.S Rare Earth Minerals, Inc. to be filed with the Securities and Exchange Commission on or about January 31, 2017. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas